Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

December 6, 2011

VIA EDGAR

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

              Re:    Alliance Petroleum Corporation (the “Company”)

                        Amendment No. 7 to Registration Statement on Form S-1

Filed December 6, 2011

                        File No. 333-171123

Dear Mr. Schwall:

Pursuant to the staff’s comment letter dated December 5, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 7 to the Company’s Form S-1 was filed with the Commission via EDGAR on December 6, 2011.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  The page numbers below reference the redlined Amendment No. 7 to the Company’s Form S-1.

Amendment No. 6 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 27

Plan of Operation, page 28

1. We note your response to prior comment 3 from our letter dated November 4, 2011. We also note your statement that you “have not commenced any activities to raise such funds” for your exploration plan on page 29. Given this statement, please clarify whether you still plan to commence your exploration plan in winter 2011-2012.

Company response:  The Company has clarified that it intends to commence its exploration program in spring 2012.  Accordingly, the Company has revised pages 5, 22 and 29.

Exhibits and Financial Statement Schedules, page II-3

2. We note your response to prior comment 4 but do not see such revision in your filing.  Please revise your exhibit index to clarify which exhibit number designations are intended to relate to each exhibit description. For example, and without limitation, it is not clear which descriptions are intended to relate to exhibit numbers 10.2, 10.3 and 10.4.

Company response:  The Company has revised its exhibit index on pages II-3 and II-6 to clarify which exhibit number designations are intended to relate to which exhibit description.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

2